[American Land Lease Letterhead]

January 4, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	American Land Lease, Inc. Amendment No. 2 on Form S-3 Filed December 16, 2004 File No. 333-64615 Amendment Withdrawal Request

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, American Land Lease, Inc. (the “Company”) hereby requests withdrawal of its Amendment No. 2 to the Company’s registration statement on Form S-3 (File No. 333-64615) (the “Registration Statement”) filed with the Securities and Exchange Commission on December 16, 2004 (the “2004 Amendment”).

The Company has been informed that the 2004 Amendment previously filed under the “S-3/A” form type should instead be filed under the “POS AM” form type as the 2004 Amendment is a post-effective, rather than pre-effective, amendment to the Company’s Registration Statement. Accordingly, the Company intends to re-file the 2004 Amendment under the correct form type. In pursuing this withdrawal request, the Company does not intend to affect the validity of any previous filing with respect to the Company’s Registration Statement.

No securities have been sold in reliance upon the 2004 Amendment. Based on the foregoing, the Company respectfully requests that the Commission consent to the withdrawal of the 2004 Amendment.

If you have any questions or require further information, please contact Michael Gisser or Shiping Xu of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5000.

Respectfully yours,

By:	/s/ Shannon E. Smith
Shannon E. Smith Chief Financial Officer, Secretary and Treasurer

cc: Michael Gisser

      Shiping Xu